Cohen & Steers

1166 Avenue of the Americas, 30th Floor

New York, NY 10036

February 28, 2025

Securities and Exchange Commission

Filing Desk

100 F. Street N.E.

Washington, D.C. 20549

Re: Joint Insured Fidelity Bond of:

Cohen & Steers Global Infrastructure Fund, Inc. (File No. 811-21488)

Cohen & Steers Global Realty Shares, Inc. (File No. 811-08059)

Cohen & Steers Institutional Realty Shares, Inc. (File No. 811-09631)

Cohen & Steers International Realty Fund, Inc. (File No. 811-21677)

Cohen & Steers Preferred Securities and Income Fund, Inc. (File No. 811-22392)

Cohen & Steers Real Estate Securities Fund, Inc. (File No. 811-08287)

Cohen & Steers Realty Shares, Inc. (File No. 811-06302)

Cohen & Steers Real Assets Fund, Inc. (File No. 811-22621)

Cohen & Steers Future of Energy Fund, Inc. (File No. 811-22867)

Cohen & Steers Low Duration Preferred and Income Fund, Inc. (File No. 811-23097)

Cohen & Steers Preferred Securities and Income SMA Shares, Inc. (File No. 811-23393)

Cohen & Steers ETF Trust (File No. 811-22913)

Cohen & Steers Closed-End Opportunity Fund, Inc. (File No. 811-21948)

Cohen & Steers Infrastructure Fund, Inc. (File No. 811-21485)

Cohen & Steers Quality Income Realty Fund, Inc. (File No. 811-10481)

Cohen & Steers REIT and Preferred Income Fund, Inc. (File No. 811-21326)

Cohen & Steers Select Preferred and Income Fund, Inc. (File No. 811-22455)

Cohen & Steers Total Return Realty Fund, Inc. (File No. 811-07154)

Cohen & Steers Limited Duration Preferred and Income Fund, Inc. (File No. 811-22707)

Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund (File No. 811-23493)

Cohen & Steers Real Estate Opportunities and Income Fund (File No. 811-23720)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment management companies (the “Funds”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:

(i)

A copy of the endorsements to the Fidelity Bond (the “Bond”), effective December 31, 2024, issued by Travelers Casualty and Surety Company of America and Zurich American Insurance Company insuring the Funds is attached as Exhibit 1;

(ii)	A copy of the Fidelity Bond Agreement in accordance with Rule 17g-1(f) is attached as Exhibit 2;

(iii)

A copy of the resolutions of the Directors of each Board, a majority of whom are not “interested persons” of the Funds, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by each Fund is attached as Exhibit 3; and

(iv)

A Rule 17g-1 Minimum Amount of Bond worksheet, showing the amount of a single insured bond which each Fund would have to maintain, had it not been named as an insured under the joint Bond, is attached as Exhibit 4.

The premiums for the Bond will be appropriately paid from December 31, 2024 through December 31, 2025.

If there are any questions regarding this filing, please contact the undersigned at (212) 832-3232.

Very truly yours,

/s/ Dana A. DeVivo

Dana A. DeVivo

Secretary and Chief Legal Officer

New York Free Trade Zone Filing Exemption
This document is deemed part of the face of the Policy.	And Class Code Disclosure

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057 Large Deductible or Self-Insured Retention Insurance

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106841644

AFE-19002 Rev. 01-19 © 2019 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

INVESTMENT COMPANY BOND - BOND CHANGES ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

As of the Effective Date of this endorsement, the Declarations is amended as follows:

Forms and endorsements amended:

IVBB-19005-0116

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America	Effective Date: 12/31/2024
Policy Number: 106841644

IVBB-19001 Ed. 01-16	Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ADD OR DELETE INSUREDS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following amendments are made to ITEM 1 of the Declarations:

1. The following entities are deleted from the list of Insureds:

2. The following entities are added to the list of Insureds:

Cohen & Steers Asia Limited

Cohen & Steers Institutional Realty Shares, Inc.

Cohen & Steers International Realty Fund, Inc.

Cohen & Steers Preferred Securities and Income Fund, Inc.

Cohen & Steers Global Realty Shares, Inc.

Cohen & Steers Real Estate Securities Fund, Inc.

Cohen & Steers Realty Shares, Inc.

Cohen & Steers Global Infrastructure Fund, Inc.

Cohen & Steers Japan Limited

Cohen & Steers Real Assets Fund, Inc.

Cohen & Steers Preferred Securities and Income SMA Shares, Inc.

Cohen & Steers Limited Duration Preferred and Income Fund, Inc.

Cohen & Steers Quality Income Realty Fund, Inc.

Cohen & Steers REIT and Preferred and Income Fund, Inc.

Cohen & Steers Select Preferred & Income Fund, Inc.

Cohen & Steers Infrastructure Fund, Inc.

Cohen & Steers Total Return Realty Fund, Inc.

Cohen & Steers Closed-End Opportunity Fund, Inc.

Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund

Cohen & Steers Ireland Limited

Cohen & Steers ETF Trust

Cohen & Steers UK Limited

Cohen & Steers Future of Energy Fund, Inc.

Cohen & Steers Securities, LLC

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106841644

IVBB-19005 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 2

Cohen & Steers Low Duration Preferred and Income Fund, Inc.

Cohen & Steers Real Estate Opportunities and Income Fund

Cohen & Steers Singapore Private Limited

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVBB-19005 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 2 of 2

New York Free Trade Zone Filing Exemption
This document is deemed part of the face of the Policy.	And Class Code Disclosure

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057 Large Deductible or Self-Insured Retention Insurance

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106841644

AFE-19002 Rev. 01-19 © 2019 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

PO Box 2950

Hartford, CT 06104-2950

January 16, 2025

COHEN & STEERS CAPITAL MANAGEMENT, INC

1166 Avenue of the Americas

30th Floor

NEW YORK, NY 10036-1220

Re: Important Information about Claims Information Line

Dear COHEN & STEERS CAPITAL MANAGEMENT, INC

Travelers Bond & Specialty Insurance is pleased to announce its 1-800-842-8496 Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

•	The information that needs to be included with the claim notice
•	The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information
•	Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy’s reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

LTR-4035 Ed. 06-09	Page 1 of 1
© 2009 The Travelers Indemnity Company. All rights reserved.

P.O. Box 2950

Hartford, CT 06104-2950

12/16/2024

COHEN & STEERS CAPITAL MANAGEMENT, INC

1166 Avenue of the Americas

30th Floor

NEW YORK, NY 10036-1220

RE: Risk Management PLUS+ Online ® from Travelers Bond & Specialty Insurance (www.rmplusonline.com)

As a Travelers Bond & Specialty Insured you receive risk management services, at no cost, to help protect you and your business.

Risk Management PLUS+ Online, is a robust website to assist you in the mitigation of risk relative to employment practices, directors and officers, fiduciary liability, cyber, crime, kidnap & ransom, and identity fraud exposures.

Highlights of Risk Management PLUS+ Online include:

•	Thousands of articles on a variety of risk management topics
•	Topical webinars and podcasts on current issues
•	Checklists to assist in managing risk
•	Web based training
•	Model Employee Handbook, including policies and forms for downloading or printing that reduce risks in the workplace.

The following Risk Management PLUS+ Online Registration Instructions contain easy, step-by-step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It’s that simple.

Thank you for choosing Travelers Bond & Specialty Insurance for your insurance needs. Travelers is a market leader in providing management liability and crime coverages that are specifically customized for your organization.

Instructions for Registration & Orientation to Risk Management PLUS+ Online®

Registration for Site Administrators:

The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

1.	Go to www.rmplusonline.com.
2.	In the Sign-In box, click Register.
3.	Enter the password/passcode: <TRVP300100 for Insurance Companies> <TRVP300400 for Banks and Diversified> <TRVP300300 for Asset Management>
4.	Fill in the Registration Information and click Submit.
5.	Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:

1.	Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.
2.	If you have any questions, just click on Contact Us on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.
3.	You can also schedule a live walk-through of the site by sending a request for a walk-through via the contact link on the front page.

LTR-4107 Rev. 06-18 © 2018 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

This notice provides no coverage, nor does it change any policy terms. To determine the scope of coverage and the insured’s rights and duties under the policy, read the entire policy carefully. For more information about the content of this notice, the insured should contact their agent or broker. If there is any conflict between the policy and this notice, the terms of the policy prevail.

Independent Agent And Broker Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation

One Tower Square

Hartford, Connecticut 06183

(866) 904.8348

NTC-19036 Rev. 01-19 © 2019 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

Investment Company Bond
Declarations

BOND NO. 106841644

Travelers Casualty and Surety Company of America

Hartford, Connecticut

(A Stock Insurance Company, herein called the Company)

ITEM 1	INSURED:

COHEN & STEERS CAPITAL MANAGEMENT, INC

Principal Address:
1166 Avenue of the Americas
30th Floor
NEW YORK, NY 10036-1220

(hereinafter, “Insured”)

ITEM 2	POLICY PERIOD:

	Inception Date: December 31, 2024	Expiration Date: December 31, 2025
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

ITEM 3	ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com
Fax: 1-888-460-6622

Mail: Travelers Bond & Specialty Insurance Claim
P.O. Box 2989
Hartford, CT 06104-2989

Overnight Mail: Travelers Bond & Specialty Insurance Claim
One Tower Square, MN06
Hartford, CT 06183
For questions related to claim reporting or handling, please call 1-800-842-8496.

ITEM 4

If “Not Covered” is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

		SINGLE LOSS	SINGLE LOSS
INSURING AGREEMENT		LIMIT OF	DEDUCTIBLE
		INSURANCE	AMOUNT
A. FIDELITY
Coverage A.1.	Larceny or Embezzlement	$25,000,000	$0
Coverage A.2.	Restoration Expenses	$25,000,000	$25,000

IVBB-15001 Ed. 01-16	Page 1 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

B. ON PREMISES		$25,000,000	$25,000

C. IN TRANSIT		$25,000,000	$25,000

D. FORGERY OR ALTERATION		$25,000,000	$25,000

E. SECURITIES		$25,000,000	$25,000

F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS		$25,000,000	$25,000

G. CLAIM EXPENSE		$50,000	$5,000

H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS		$25,000	$5,000
I. COMPUTER SYSTEMS
Coverage I.1.	Computer Fraud	$25,000,000	$25,000
Coverage I.2.	Fraudulent Instructions	$25,000,000	$25,000
Coverage I.3.	Restoration Expense	$25,000,000	$25,000
J. UNCOLLECTIBLE ITEMS OF DEPOSIT		$25,000	$5,000

ITEM 5	PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6	DISCOVERYPERIOD:

	Additional Premium Percentage:	100% of the annualized premium

	Additional Months:	12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7	FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

AFE-19002-0119; IVBB-16001-0116; IVBB-19005-0116; IVBB-19010-0116; IVBB-19016-0116; IVBB-19044-0518; IVBB-10022-1118; IVBB-10024-1121; IVBB-19038-0422; IVBB-18023-1217; IVBB-17022-1019

PRODUCER INFORMATION:

WTW NORTHEAST INC

200 LIBERTY ST

NEW YORK, NY 10281

IVBB-15001 Ed. 01-16	Page 2 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.

President	Corporate Secretary

IVBB-15001 Ed. 01-16	Page 3 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

Investment Company Bond Table of Contents

IVBB-16001 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 25

IVBB-16001 Ed. 01-16	Page 2 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

Investment Company Bond with Extended Coverages

I.   CONSIDERATION CLAUSE

IN CONSIDERATION of the payment of an agreed premium and subject to the Declarations and pursuant to all the terms, conditions, exclusions and limitations of this bond, the Company agrees to indemnify the Insured as set forth in ITEM 1 of the Declarations (herein called Insured) for:

II.   INSURING AGREEMENTS

A.	FIDELITY

 Coverage A.1. Larceny or Embezzlement

Loss resulting directly from Larceny or Embezzlement committed by an Employee acting alone or in collusion with others.

 Coverage A.2. Restoration Expenses

Restoration Expenses incurred by the Insured and resulting directly from a Computer Violation by an Employee.

B.	ON PREMISES

1.	Loss of Property resulting directly from:

a.	robbery, burglary, mysterious unexplainable disappearance or misplacement and damage or destruction; or

b.	theft, false pretenses, or common law or statutory larceny, committed by a person physically present in an office of, or on the premises of, the Insured at the time the Property was surrendered,

while the Property is lodged or deposited within offices or premises located anywhere. The premises of a Depository will be deemed premises of the Insured, but solely as respects loss of Certificated Securities. Coverage for Certificated Securities held by such Depository is limited to the extent of the Insured’s interest therein as effected by the making of appropriate entries on the books and records of such Depository. The Company will not be liable under Insuring Agreement B for loss in connection with the central handling of securities within the systems established and maintained by any Depository unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss.

This bond does not afford any coverage in favor of any Depository or exchange or any nominee in whose name is registered any security included within the Depository’s systems.

2.

Direct loss, through any hazard specified in Insuring Agreement B.1. of any Property while such Property is within any of the Insured’s or an Investment Adviser’s offices and in the possession of any customer of the Insured, any representative of such customer or any Employee whether or not the Insured is liable for the loss thereof, and provided such loss, at the option of the Insured, is included in the Insured’s proof of loss, but excluding, in any event, loss caused by such customer, any representative of such customer, or any Employee.

IVBB-16001 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 3 of 25

C.	IN TRANSIT

Loss of Property (occurring with or without negligence or violence) resulting directly from robbery, larceny, theft, holdup, mysterious unexplainable disappearance, misplacement, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as Messenger, except while in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination, but only while the Property is being conveyed.

D.	FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

1.	Negotiable Instrument (except an Evidence of Debt);

2.	Certificate of Deposit;

3.	Letter of Credit;

4.	Withdrawal Order;

5.	Acceptance;

6.	receipt for the withdrawal of Property; or

7.	instruction or advice directed to the Insured or an Investment Adviser and purportedly signed by a Customer of the Insured or by a Financial Institution,

which (a) bears a handwritten signature which is a Forgery; or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in 1. through 7. above by the Insured is a condition precedent to the Insured’s having relied on the items.

E.	SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others:

1.	acquired, sold, delivered, or given value, extended credit or assumed liability, on the faith of any Original Written document that is a (an):

a.	Certificated Security;

b.	Document of Title;

c.	deed, mortgage, or other instrument conveying title to, or creating or discharging a lien on, real property;

d.	Certificate of Origin or Title;

e.	Certificate of Deposit;

f.	Evidence of Debt;

g.	corporate, partnership, or personal Guarantee;

h.	Security Agreement;

IVBB-16001 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 4 of 25

i.	Instruction;

j.	Statement of Uncertificated Security,

that

(1)	bears a handwritten signature material to the validity or enforceability of the Original Written document that is a Forgery, but only to the extent the Forgery causes the loss;

(2)	is altered, but only to the extent the alteration causes the loss; or

(3)	is lost or stolen;

2.

guaranteed in writing or witnessed any handwritten signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, endorsement, or any items listed in items 1.a. through 1.i. above; or

3.

acquired, sold or delivered, given value, extended credit or assumed liability, on the faith of any item listed in 1.a. through 1.d. above, that is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in 1.a. through 1.j. above by the Insured, an Investment Adviser, a Custodian, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured’s having relied on the faith of such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

F.	COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America and its territories and possessions, Canada or any other country, or of Counterfeit money orders denominated in United States or Canadian currency.

G.	CLAIM EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any covered claim for loss under any Insuring Agreement covered under this bond, which loss exceeds the Single Loss Deductible Amount applicable to such Insuring Agreement. Such expenses include costs incurred (including necessary wages of Employees) for that part of audits or examinations performed, whether or not required by State or Federal supervisory authorities and conducted either by such authorities or by independent accountants, by reason of the discovery of loss sustained by the Insured.

H.	STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS

Damages that the Insured becomes legally liable to pay its customers resulting directly from the Insured or an Investment Adviser having:

1.	failed to comply with any notice of any customer of the Insured or any authorized representative of such customer to stop payment on any check or draft made or drawn by such customer; or

2.	wrongfully dishonored or wrongfully failed to certify any check or draft made or drawn by the customer of the Insured or any authorized representative of such customer.

Notwithstanding any other provision of this bond, damages under paragraph 2. above do not include the amount of any check or draft in question, or any amounts paid to the payee, endorser, or accommodation party of such check or draft.

IVBB-16001 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 5 of 25

I.	COMPUTER SYSTEMS

 Coverage I.1. Computer Fraud

Loss resulting directly from Computer Fraud.

 Coverage I.2. Fraudulent Instructions

Loss resulting directly from the Insured or an Investment Adviser having, in good faith, caused a transfer of funds as a result of a Fraudulent Instruction when the Insured or an Investment Adviser, prior to causing the transfer of the funds, used its best efforts to verify the identity of the person transmitting the instruction; provided that if the instruction is purported to be from a Customer, the Insured, or an Investment Adviser:

a.	performed a Callback Verification with respect to such instruction; or

b.	followed commercially reasonable Security Procedures applicable to the transaction and instruction.

Such Fraudulent Instruction received and, if applicable, Callback Verification performed, must be either recorded, logged, or documented by the Insured or an Investment Adviser.

 Coverage I.3. Restoration Expenses

Restoration Expenses incurred by the Insured or an Investment Adviser and resulting from a

Computer Violation by someone other than an Employee.

J.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss, including dividends and interest accrued not to exceed 15% of the value of each Item of Deposit that is deposited, resulting directly from the Insured or Investment Adviser having credited an account of a customer, shareholder or subscriber on the faith of any Items of Deposit that prove to be uncollectible, provided that the crediting of such account causes:

1.	redemptions or withdrawals to be permitted;

2.	shares to be issued; or

3.	dividends to be paid.

It is a condition precedent to coverage under this Insuring Agreement that the Insured or Investment Adviser hold funds represented in Items of Deposit for the maximum number of days allowable under Regulation CC before permitting any redemptions or withdrawals, or issuing any shares or paying any dividends with respect to such Items of Deposit.

Items of Deposit will not be deemed to be uncollectible until the Insured’s or Investment Adviser’s standard collection procedures have failed.

This Insuring Agreement applies to Insureds with exchange privileges if all funds in the exchange program are insured by the Company for Uncollectible Items of Deposit. Regardless of the number of transactions between funds, the maximum number of days allowable under Regulation CC begins from the date a deposit was first credited to any fund in the exchange program.

III.   GENERAL AGREEMENTS

A.	ORGANIC GROWTH

If an Insured or Investment Adviser, while this bond is in force, adds additional Employees other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or

IVBB-16001 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 6 of 25

liabilities of, another institution, such Employees will automatically be covered hereunder from the date of such addition without the requirement of notice to the Company or the payment of additional premium for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations.

B.	CONSOLIDATION - MERGER - PURCHASE OR ACQUISITION OF ASSETS

If the Insured or an Investment Adviser, while this bond is in force, consolidates or merges with, or purchases or acquires assets, assets under management or liabilities of, or purchases or acquires more than 50% voting stock ownership of another institution (hereinafter referred to as a “Transaction”), coverage under this bond for loss which:

1.	has occurred or will occur in the offices or premises of such institution;

2.	has been caused or will be caused by any employee or employees of such institution; or

3.	has arisen or will arise out of the assets, assets under management or liabilities acquired by the Insured as a result of such Transaction,

is provided as follows:

a.	Automatic Loss Sustained Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is more than 25% of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is both discovered and for which the acts giving rise to the loss occur in their entirety on or after the effective date of the Transaction. This coverage terminates 60 days after the Transaction date, or the termination date of the bond, whichever comes earlier, unless the Insured provides notice to the Company and obtains the written consent of the Company to extend such coverage beyond said date and, upon obtaining such consent, pays to the Company an additional premium, if required.

b.	Automatic Discovery Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is 25% or less of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is discovered on or after the effective date of the Transaction, for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations, without additional premium being charged and without notice to the Company of the Transaction.

C.	REPRESENTATION OF INSURED

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, is deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

D.	JOINT INSURED

This bond does not indemnify or hold harmless any Insured for loss sustained by an Investment Adviser, or by a proprietorship, partnership or corporation that is owned, controlled or operated by such Insured, and not named as an Insured hereunder, except as may be provided on a limited basis within General Agreement B., but this paragraph does not apply to loss sustained by a nominee organized by an Insured hereunder other than a holding company.

If two or more Insureds are covered under this bond, the first named Insured will act for all Insureds. Payment by the Company to the first named Insured of loss sustained by any Insured fully releases the Company on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named will thereafter be considered the first named Insured. In the absence of an Insured

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being specifically next named, the Insured entity having the greatest consolidated assets of all remaining Insureds then becomes the first named Insured. Knowledge possessed or discovery made by any Insured or Investment Adviser constitutes knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Company for loss or losses sustained by all Insureds will not exceed the amount for which the Company would have been liable had all such loss or losses been sustained by one Insured.

E.	COURT COSTS AND ATTORNEY’S FEES - LEGAL PROCEEDINGS - ELECTION TO DEFEND

The Company will indemnify the Insured against court costs and reasonable attorney’s fees incurred and paid by the Insured in defending any suit or legal proceeding brought against the Insured to enforce the Insured’s liability, or alleged liability, on account of any loss, claim or damage that, if established against the Insured, would constitute a collectible loss under this bond in excess of any Single Loss Deductible Amount, provided, however, that with respect to Insuring Agreement A this indemnity will apply only in the event that:

1.	an Employee admits to being guilty of Larceny or Embezzlement;

2.	an Employee is adjudicated to be guilty of Larceny or Embezzlement; or

3.

in the absence of 1. or 2. above, an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of Larceny or Embezzlement if such Employee were prosecuted.

Such indemnity is in addition to the Single Loss Limit of Insurance for the applicable Insuring Agreement or Coverage.

The Insured or an Investment Adviser must notify the Company promptly after notice thereof, of any such suit or legal proceeding and at the request of the Company will furnish it with copies of all pleadings and other papers therein. At the Company’s election the Insured will permit the Company to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Company’s selection. In such event, the Insured and Investment Adviser will give all reasonable information and assistance, other than pecuniary, that the Company deems necessary to the defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Single Loss Deductible Amount is applicable, or both, then the liability of the Company under this General Agreement E. is limited to the proportion of court costs and attorney’s fees incurred and paid by the Insured or by the Company that the amount recoverable under this bond bears to the total amount of the Insured’s liability or alleged liability. Any amount not recoverable by reason of the Insured’s liability or alleged liability being greater than the amount recoverable under any insuring agreement of this bond, does not serve to reduce the Single Loss Deductible Amount applicable to such Insuring Agreement or Coverage.

If the Company pays court costs and attorney’s fees in excess of its proportionate share of such costs and fees, the Insured will promptly reimburse the Company for such excess.

IV.   DEFINITIONS

As used in this bond:

A.	Acceptance means a Written draft that the drawee has, by signature thereon, engaged to honor as presented.

B.	Bond Period has the meaning set forth in section VI. CONDITIONS, C. BOND PERIOD.

C.

Callback Verification means a verbal conversation with the purported Customer, using a Pre- Determined Telephone Number, to verify the identity of the Customer and the authenticity of a funds transfer request.

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D.	Certificate of Deposit means a Written acknowledgment by an Insured or a Financial Institution of receipt of Money with an engagement to repay it.

E.

Certificate of Origin or Title means a Written document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

F.	Certificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:

1.	represented by a Written instrument issued in bearer or registered form;

2.	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

G.

Computer Fraud means an intentional, unauthorized, and fraudulent entry of data or computer instructions directly into, or change of data or computer instructions within, a Computer System by a natural person or entity other than an Employee, including any such entry or change made via the internet or a Network, provided that such entry or change causes:

1.	Property to be transferred, paid, or delivered;

2.	an account of the Insured, or of its customer, to be added, deleted, debited or credited; or

3.	an unauthorized or fictitious account to be debited or credited.

H.	Computer System means:

1.	any computer; and

2.	any input, output, processing, storage or communication device, or any related network, operating system or application software, that is connected to, or used in connection with, such computer,

that is rented by, owned by, leased by, licensed to, or under the direct operational control of, the Insured or an Investment Adviser.

I.	Computer Violation means:

1.	the introduction of a Computer Virus into a Computer System; or

2.	damage to, or destruction of, computer programs, software or other electronic data stored within a Computer System by a natural person, who has:

a.	gained unauthorized access to such Computer System; or

b.	authorized access to such Computer System but uses such access to cause such damage or destruction.

J.	Computer Virus means any malicious code that could destroy, alter, contaminate, or degrade the integrity, quality, or performance of:

1.	electronic data used, or stored, in any Computer System or network; or

2.	a computer network, any computer application software, or a computer operating system or related network.

K.	Counterfeit means a Written imitation of an actual, valid, or verifiable Original that is intended to deceive and to be taken as the Original.

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L.	Custodian means an institution designated by an Insured or an Investment Adviser to maintain possession and control of the Insured’s assets.

M.	Customer means, only with respect to Insuring Agreement I.2., an entity or natural person that has a Funds Transfer Agreement with the Insured or with an Investment Adviser.

N.	Depository means a clearing corporation that is:

1.	registered with the Securities Exchange Commission as a clearing agency under section 17A of the Securities Exchange Act of 1934 (15 U.S.C. 78q-1); or

2.

a Federal Reserve Bank or other person or entity authorized to operate the federal book entry system described in the regulations of the Department of Treasury codified at 31 CFR 357, Subpart B, or book-entry systems operated pursuant to comparable regulations of other federal agencies.

O.

Document of Title means a Written document that is a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other Written document that in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee’s possession that are either identified or are fungible portions of an identified mass.

P.

Electronic Data Processor means a natural person, partnership or corporation authorized in writing by the Insured or an Investment Adviser to perform services as a data processor of checks presented to the Insured by a customer or Financial Institution, but excluding any such processor who acts as a transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, A Federal Reserve Bank or clearinghouse will not be construed to be an Electronic Data Processor.

Q.	Electronic Record means information that is created, generated, sent, communicated, received, or stored by electronic means, and is retrievable in perceivable form.

R.	Employee means:

1.

an officer, partner or other employee of the Insured, while such person is employed by and performing services for the Insured, and whom the Insured directly compensates by wages, salaries or commissions; or for 60 days after such individual’s termination of service, provided such termination is not due to employee fraud or dishonesty;

2.	a guest student or intern pursuing studies or duties in any of the Insured’s or an Investment Adviser’s offices or premises covered hereunder, while such person is performing services for the Insured;

3.	any attorney retained by the Insured or an Investment Adviser, and any employee of such attorney, but only while performing legal services for the Insured;

4.

any natural person assigned to perform the usual duties of an employee within the premises of the Insured or an Investment Adviser and under the Insured’s supervision, by contract, including such persons provided by any employment agency furnishing temporary personnel to the Insured or an Investment Adviser on a contingent or part-time basis, and including a natural person who is leased to the Insured or an Investment Adviser under a written agreement between the Insured and a labor leasing firm to perform duties related to the conduct of the Insured’s business; (all such natural persons provided by a single employment agency or labor leasing firm will collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Condition R.2.);

5.

an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, or, subject to General Agreement B., after the effective date of this bond, but only with respect to acts while an employee of such institution and which acts caused said institution to

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sustain a loss that was not known to the Insured or to the institution at the time of the merger or consolidation;

6.

each natural person, partnership, or corporation authorized by the Insured or an Investment Adviser to perform services as an Electronic Data Processor (each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor will collectively be deemed to be one Employee for all the purposes of this bond, except with respect to Condition R.2.);

7.

any director or trustee of an Insured, Investment Adviser, underwriter (distributor), transfer agent, shareholder accounting record keeper, or administrator authorized by Written agreement with the Insured to keep financial or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured;

8.	any natural person who is a volunteer, while such person is subject to the Insured’s direction and control and is performing services for the Insured;

9.

any natural person who is a former employee retained as a consultant, pursuant to a written agreement with the Insured, while that person is subject to the Insured’s direction and control and performing services for the Insured; and

10.	any officer, partner, or employee of:

a.	an Investment Adviser;

b.	an underwriter (distributor);

c.	a transfer agent or shareholder accounting record-keeper; or

d.	an administrator authorized by written agreement to keep financial or other required records,

for an Insured but only while performing acts coming within the scope of the usual duties of an officer or employee of the Insured, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Insured, provided that only employees or partners of a transfer agent, shareholder accounting record- keeper or administrator that is an affiliated person, as defined in the Investment Company Act of 1940, of an Insured or is an affiliated person of the Investment Adviser, underwriter or administrator of such Insured, and that is not a bank, will be included within the definition of Employee.

Employee also means any natural person described above while such person is on medical, military, or other leave of absence. Coverage applies to any such Employee while on leave, regardless of whether such person remains subject to the Insured’s direction and control during the time of leave.

Employee does not mean any agent, broker, factor, commission merchant, consignee, independent contractor or representative or other person of the same general character not specified above.

S.

Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured or an Investment Adviser that in the regular course of business is treated as evidencing the customer’s debt to the Insured.

T.	Financial Institution means:

1.	a bank, trust company, savings bank, credit union, savings and loan association, or similar thrift institution; or

2.	a stock brokerage firm, mutual fund, liquid assets fund or similar investment institution;

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provided that Financial Institution does not include any such entity, institution or organization that is an Insured or an Investment Adviser.

U.	Forgery means signing the name of another person or organization with a handwritten signature directly applied to a Written document without authority, and with the intent to deceive.

A signature written on an electronic pad that captures the signature for purposes of creating an electronic digitized image of a handwritten signature, or a reproduction of a handwritten signature, is treated the same as a handwritten signature. Any other form of electronic signature or digital signature is not treated the same as a handwritten signature.

Forgery does not mean a signature that consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.

V.	Fraudulent Instruction means an intentional, fraudulent and unauthorized instruction directed to the Insured or an Investment Adviser, that is:

1.	transmitted via telefacsimile, and:

a.	purports and reasonably appears to be from a Customer, a Financial Institution, or another office of the Insured;

b.	was in fact transmitted by someone other than a Customer, a Financial Institution, or another office of the Insured; and

c.	purports and reasonably appears to contain the handwritten signature of a person authorized to initiate such transfer that proves to have been used by an unauthorized person; or

2.	transmitted verbally, via telephone, and purports to be from:

a.	an officer, director, partner or employee of a Customer, who is authorized by the Customer to instruct the Insured or an Investment Adviser to make such a transfer;

b.	a Customer who is a natural person; or

c.

an Employee in another office of the Insured who was authorized by the Insured to instruct other Employees to transfer funds on deposit in a Customer’s account; and was received by an Employee specifically designated to receive and act upon such instructions, but was in fact transmitted by someone other than a person described in paragraph V.2.; or

3.	transmitted via electronic mail and purports and reasonably appears to be from a Customer of the Insured, but was in fact transmitted by someone other than such Customer.

Fraudulent Instruction does not include any instruction that purports to be from a Customer unless the instruction is transmitted by a method that is authorized in the Funds Transfer Agreement between the Insured and the Customer.

W. Funds Transfer Agreement means an agreement, signed by the Customer, that:

a. authorizes the Insured or an Investment Adviser to rely on instructions transmitted by either voice, telefacsimile or electronic mail to make funds transfers; and

b. provides the Insured or an Investment Adviser with the names of persons authorized to initiate funds transfers.

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X.

Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a Financial Institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

Y.	Instruction means a Written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

Z.	Investment Adviser means any entity defined in §202(a)(11) of, and registered under, the Investment Advisers Act of 1940, as amended, but only while acting on behalf of the Insured.

AA.	Item of Deposit means any checks or drafts deposited into the account of a customer, shareholder or subscriber.

BB.	Larceny or Embezzlement means larceny or embezzlement as defined in the Investment Company Act of 1940, §37 as amended.

CC.

Letter of Credit means an engagement in writing by a Financial Institution or other person made at the request of a customer that the Financial Institution or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

DD.

Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

EE.

Messenger means an Employee while in possession of the Insured’s Property away from the Insured’s or Investment Adviser’s premises and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

FF.	Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

GG.	Negotiable Instrument means a Written document, that:

1.	is signed by the maker or drawer;

2.	contains an unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

3.	is payable on demand or at a definite time; and

4.	is payable to order or bearer.

Negotiable Instrument also means a counterfeit check or Substitute Check.

HH.

Network means any and all services provided by or through the facilities of any electronic or computer communication system, including Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), National Automated Clearing House Association (NACHA) and similar interbank payment or settlement systems, including any shared networks, internet access facilities, or other similar facilities for such systems in which the Insured participates, allowing the input, output, examination, or transfer of data or programs from one computer to a Computer System.

II.	Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

JJ.	Pre-Determined Telephone Number means a telephone number that:

1.	was provided by the Customer when the Customer opened the account with the Insured or an Investment Adviser;

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2.

was provided in person by the Customer after the Customer opened the account with the Insured or an Investment Adviser, while physically present on the Insured’s or Investment Adviser’s premises and while presenting a government-issued photo identification;

3.	was provided in a Funds Transfer Agreement;

4.

replaced a telephone number previously provided for the Customer’s account, provided that confirmation of the legitimacy of the change was achieved through direct contact with the Customer at a telephone number described in paragraph JJ.1., JJ.2. or JJ.3. above; or

5.

replaced a telephone number previously provided for the Customer’s account and was received by the Insured or the Investment Adviser at least 30 days prior to the receipt of the Fraudulent Instruction.

KK.

Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, Documents of Title, Acceptances, Evidences of Debt, Security Agreements, Withdrawal Orders, Certificates of Origin or Title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether Written or recorded electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property that are not hereinbefore enumerated.

LL.

Restoration Expenses means reasonable costs incurred by the Insured or an Investment Adviser, with the Company’s prior written consent, to restore, replace or reproduce damaged or destroyed computer programs, software or other electronic data stored within a Computer System, or that the Insured owns, holds or is responsible for, to the condition that existed immediately preceding a Computer Violation; provided that if it is determined by the Insured or Investment Adviser that such computer programs, software or other electronic data cannot reasonably be restored, replaced or reproduced, then Restoration Expenses means only the reasonable costs incurred by the Insured or an Investment Adviser, with the Company’s prior written consent, to reach such determination.

Restoration Expenses do not include:

1.	expenses incurred as a result of the reconstruction of computer programs, software, or other electronic data that the Insured did not have a license to use;

2.

expenses incurred to restore, replace, or reproduce damaged or destroyed computer programs, software or other electronic data if such damage or destruction was caused by computer programs, software, or other electronic data that the Insured did not have a license to use;

3.	expenses incurred to design, update, improve, or perfect the operation or performance of computer programs, software, or other electronic data; or

4.	expenses incurred to redo the work product, research, or analysis that was the basis of, or resulted in, any computer programs, software, or other electronic data stored.

MM.	Security Agreement means a Written agreement that creates an interest in personal property or fixtures and that secures payment or performance of an obligation.

NN.

Security Procedure means the Insured’s or Investment Adviser’s established authentication process, other than voice recognition, that requires the use of algorithms or other codes, identifying words or numbers, encryption, or similar security devices or procedures. The following are not considered a Security Procedure:

1.	a general statement that the Insured or Investment Adviser may establish security procedures;

2.	a statement that the Insured or Investment Adviser may perform a callback or other security procedure; or

3.	a statement that the Insured or Investment Adviser will only accept requests from persons named on the account.

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OO.	Single Loss has the meaning set forth in section VI. CONDITIONS, D. SINGLE LOSS.

PP.	Statement of Uncertificated Security means a Written statement of the issuer of an Uncertificated Security containing:

1.	a description of the issue of which the Uncertificated Security is a part;

2.	the number of shares or units:

a.	transferred to the registered owner;

b.	pledged by the registered owner to the registered pledgee;

c.	released from pledge by the registered pledgee;

d.	registered in the name of the registered owner on the date of the statement; or

e.	subject to pledge on the date of the statement;

3.	the name and address of the registered owner and registered pledgee;

4.

a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject to, or a statement that there are none of those liens, restrictions or adverse claims; and

5.	the date:

a.	the transfer of the shares or units to the new registered owner of the shares or units was registered;

b.	the pledge of the registered pledgee was registered; or

c.	of the statement, if it is a periodic or annual statement.

QQ.	Substitute Check means a paper reproduction of an Original Written check as defined in the Check Clearing for the 21st Century Act of 2003, as amended.

RR.	Transportation Company means any organization that provides its own or leased vehicles for transportation or that provides freight forwarding or air express services.

SS.	Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:

1.	not represented by a Written instrument issued in bearer or registered form and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2.	of a type commonly dealt in on securities exchanges or markets, or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3.	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

TT.

Withdrawal Order means a non-negotiable Written instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

UU.

Written means expressed through letters or marks placed upon paper and visible to the eye. It does not include information contained in an Electronic Record, or only with respect to Insuring Agreement D, information communicated via telefacsimile.

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V.   EXCLUSIONS

A.	This bond does not cover loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement A, D, E, F or G.

B.

This bond does not cover loss due to war, invasion, acts of foreign enemies, hostilities (whether war is declared or not), civil war, rebellion, revolution, insurrection, military or usurped power, confiscation, nationalization, requisition, or destruction of, or damage to, property by or under the order of any government, public or local authority, unless such loss occurs in transit in the circumstances recited in Insuring Agreement C and unless, when such transit was initiated, there was no knowledge of such act or condition related to any of the foregoing on the part of any person acting for the Insured in initiating such transit.

C.

This bond does not cover loss resulting directly or indirectly from nuclear reaction, nuclear radiation, radioactive contamination, biological, or chemical contamination or to any related act or incident.

D.

This bond does not cover loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned, or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured.

E.

This bond does not cover loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud, or false pretenses, except when covered under Insuring Agreement A or E.

F.	This bond does not cover loss caused by an Employee, except:

1.	when covered under Insuring Agreement A.; or

2.	when covered under Insuring Agreement B. or C. and resulting directly from mysterious unexplainable disappearance or misplacement, or unintentional destruction of or damage to Property.

G.	This bond does not cover loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification cash management or other cards:

1.	in obtaining credit or funds;

2.	in gaining access to any automated teller machine; or

3.

in gaining access to any point of sale terminal, customer-bank communication terminal, or similar electronic terminal of any electronic funds transfer system, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement A.

H.	This bond does not cover loss through the surrender of Property away from an office of the Insured or an Investment Adviser as a result of a threat:

1.

to do bodily harm to any person, except loss of Property in transit in the custody of a Messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or

2.	to do damage to the premises or property of the Insured,

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except	when covered under Insuring Agreement A.

I.

This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the Insured or an Investment Adviser at the time of such payment or withdrawal, or except when covered under Insuring Agreement A.

J.

This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer’s account involving items of deposit that are not finally paid for any reason, including forgery or any other fraud, except when covered under Insuring Agreement A or J, however, this exclusion does not apply to United States Government checks or drafts that are returned to the Insured by the United States Government for any reason after the funds for said checks or drafts have been remitted to the Insured or credited to the Insured’s account.

K.

This bond does not cover loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreement A, D, but only as respects Negotiable Instruments (except Evidences of Debt or Substitute Checks), E or F.

L.	This bond does not cover loss of Property while:

1.	in the mail;

2.

in the custody of any Transportation Company, unless covered under Insuring Agreement C provided however that non-negotiable instruments while in the possession and custody of any Transportation Company will be deemed to be covered under Insuring Agreement C; or

3.	located on the premises of any Transportation Company, except when covered under Insuring Agreement A.

M.	This bond does not cover potential income, including interest and dividends not realized by the Insured.

N.

This bond does not cover damages of any type for which the Insured is legally liable, except direct compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond.

O.

This bond does not cover any fees, costs, or other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond except when covered under Insuring Agreement G.

P.	This bond does not cover indirect or consequential loss of any nature.

Q.	This bond does not cover loss resulting from any violation by the Insured or by any Employee:

1.

of law regulating: (i) the issuance, purchase or sale of securities; (ii) securities transactions upon security exchanges or over the counter market; (iii) investment companies; or (iv) investment advisers; or

2.	of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts that caused said loss involved fraudulent or dishonest conduct that would have caused a covered loss to the Insured in a similar amount in the absence of such laws, rules or regulations.

R.

This bond does not cover loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured or an Investment Adviser, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreement A or B.1.a.

S.

This bond does not cover loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement A, E or I.

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T.	This bond does not cover under Insuring Agreement I, in addition to all of the other exclusions, loss:

1.

resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System, who acts in good faith on instructions or advices received by telegraph, teletype, human voice over a telephone, or by any other means, unless such instructions or advices are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured or an Investment Adviser to design, develop, prepare, supply, service, write, or implement programs for the Computer System, except when covered under Insuring Agreement I.2.;

2.

caused by an employee or director of an automated clearing house (including a Federal Reserve Bank), service bureau, electronic communications systems (including Fedwire, CHIPS and SWIFT) or merchants who have contracted with the Insured to perform electronic funds transfer services; or

3.

resulting directly or indirectly from entries or changes made by an Employee acting in good faith on any electronic communication, unless such instructions are purportedly sent by a customer, Financial Institution, or automated clearing house, except when covered under Insuring Agreement I.2.

U.

This bond does not cover loss resulting directly or indirectly from Computer Fraud or mechanical breakdown or failure to function properly of any Computer System, except when covered under Insuring Agreement A, B, or I.

V.

This bond does not cover under Insuring Agreement I.2., in addition to all of the other exclusions, loss resulting directly or indirectly from the Insured’s or an Investment Adviser’s assumption of liability by contract unless the liability arises from a loss covered by Insuring Agreement I.2. and would be imposed on the Insured regardless of the existence of the contract.

W.

This bond does not cover loss resulting directly or indirectly from theft, disappearance, destruction, or disclosure of intangible property or confidential information, including trade secrets, customer lists, customer’s intellectual property, confidential processing methods, formulas, patents, computer programs, negatives, drawings, manuscripts, prints and other records of a similar nature, whether such confidential information is owned by the Insured or an Investment Adviser or held by the Insured or Investment Adviser in any capacity including concurrently with another person.

X.

This bond does not cover expenses arising from a data security breach or incident, including forensic audit expenses, fines, penalties, expenses to comply with federal and state laws, payment card industry data security standards (if applicable), or expenses related to notifying affected individuals when the affected individual’s personally identifiable customer, financial or medical information was stolen, accessed, downloaded, or misappropriated while in the Insured’s care, custody, or control.

Y.

This bond does not cover under Insuring Agreement A.1., in addition to all of the other exclusions, loss resulting directly or indirectly from the alleged or actual destruction of Property by an Employee.

Z.

This bond does not cover loss, costs, or expenses the Insured or an Investment Adviser agrees to incur, or incurs on behalf of another person or entity, when the Insured is not legally obligated to incur such loss, costs, or expenses under the Uniform Commercial Code or any other common, case, or tort law, statute, rule, or code anywhere in the world, including any rule or code of any clearing or similar organization; except when covered under Insuring Agreement I.2.

AA.

This bond does not cover loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee as to whom the bond has terminated pursuant to Condition R. Cancelation, Termination, Change or Modification, provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time the bond terminated or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time the bond terminated.

BB.

This bond does not cover loss resulting from the unauthorized online Network, Computer System or internet access to a customer account maintained by the Insured, through the use of fraudulently obtained customer login, identification, password, or authentication information, except where such

IVBB-16001 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 18 of 25

information has been obtained directly from unauthorized fraudulent access to a secure file containing such information on a Computer System, except when covered under Insuring Agreement I.2.

CC.

This bond does not cover damages resulting from any civil, criminal, or other legal proceeding in which the Insured or Investment Adviser is adjudicated to have engaged in racketeering activity, except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances that result directly in a loss to the Insured covered by Insuring Agreement A. For purposes of this exclusion, “racketeering activity” is defined in 18 U.S.C. 1961 et seq., as amended.

DD.	This bond does not cover any loss resulting directly or indirectly from a Fraudulent Instruction except when covered under Insuring Agreement I.2.

EE.

This bond does not cover loss or expenses due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public information by the Insured, an Investment Adviser, or any Employee, or as a result of any Employee acting upon such information, whether or not authorized.

FF.

This bond does not cover loss resulting directly or indirectly from the input of an Electronic Record into a Computer System, either on the premises of a customer of the Insured or under the control of such a customer, by a customer or other person who had authorized access to the customer’s authentication mechanism.

VI.   CONDITIONS

A.	ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership, or person, or any combination of them are included as the Insured herein:

1.

the total liability of the Company for loss or losses sustained by any one or more or all of them will not exceed the limit for which the Company would be liable hereunder if all such loss were sustained by any one of them;

2.

the Insured first named will be deemed authorized to make, adjust and receive and enforce payment of all claims under the bond and will be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms of this bond, provided however that the Company will furnish each named Insured with a copy of the bond and with any amendment to the bond, together with a copy of each formal filing of claim by any Insured and notification of the terms of any settlement of a claim prior to the execution of such settlement;

3.	the Company will not be responsible for the proper application of any payment made hereunder to the first named Insured; and

4.

knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured will for the purposes of Condition B., Condition H. or Condition R. of this bond constitute knowledge or discovery by all the Insureds.

B.	DISCOVERY

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when an officer or director of the Insured or of an Investment Adviser first becomes aware of facts that would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when an officer or director of the Insured or an Investment Adviser receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances that, if true, would constitute a loss under this bond.

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C.	BOND PERIOD

Bond Period means the period of one year following the inception date of this bond or any annual anniversary thereof, or if the time between the inception or annual anniversary date and the expiration date of this bond is less than one year, then such lesser period.

D.	SINGLE LOSS

Single Loss means all covered loss, including court costs and attorney’s fees incurred by the Company under General Agreement E., resulting from:

1.	any one act or series of related acts of burglary, robbery, or attempt thereat, in which no Employee is implicated;

2.	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property;

3.	all acts or omissions other than those specified in 1. and 2. above, caused by any person (whether an Employee or not) or in which such person is implicated; or

4.	any one casualty or event not specified in 1., 2., or 3. above.

E.	SINGLE LOSS LIMIT OF INSURANCE

The Company’s liability for each Single Loss will not exceed the applicable Single Loss Limit of Insurance set forth in ITEM 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the Single Loss Limit of Insurance for each applicable Insuring Agreement or Coverage will apply separately to that part of the loss covered under such Insuring Agreement or Coverage, provided that the maximum payable for such Single Loss will not exceed the largest applicable Single Loss Limit of Insurance.

F.	DEDUCTIBLE

The Company is liable hereunder only for the amount by which any Single Loss exceeds the Single Loss Deductible Amount for the Insuring Agreement or Coverage applicable to such loss, subject to the applicable Single Loss Limit of Insurance.

If a Single Loss is covered under more than one Coverage within an Insuring Agreement, the Single Loss Deductible Amount set forth in ITEM 4 of the Declarations for each applicable Coverage will apply separately to the part of such Single Loss covered under such Coverage, however the sum of such Single Loss Deductible Amounts for such Single Loss will not exceed the highest applicable Single Loss Deductible Amount for any such Coverage.

The Insured will, in the time and in the manner prescribed in this bond, give the Company notice of any loss of the kind covered by the terms of this bond that exceeds 25% of the Single Loss Deductible Amount applicable to such loss, whether or not the Company is liable therefor, and upon the request of the Company will file with it a brief statement giving the particulars concerning such loss.

G.	NON-ACCUMULATION OF LIMITS

The Single Loss Limit of Insurance of the Company is not cumulative in amount from Bond Period to Bond Period, regardless of the number of years this bond is in force, the number of times this bond may be renewed or replaced, or the number of premiums that are payable or paid.

H.	NOTICE - PROOF OF LOSS - LEGAL PROCEEDINGS

1.	At the earliest practicable moment not to exceed 90 days after discovery of loss, the Insured or Investment Adviser must give the Company notice thereof.

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2.	Within six months after such discovery, the Insured or Investment Adviser must furnish to the Company proof of loss, duly sworn to, with full particulars.

3.	Lost Certificated Securities listed in a proof of loss will be identified by certificate or bond numbers if such securities were issued therewith.

4.

Legal proceedings for the recovery of any loss hereunder will not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of 24 months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement E., or to recover attorney’s fees paid in any such suit, will be brought within 24 months from the date upon which the judgment and such suit will become final.

5.

If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation provided by such law.

6.

This bond is for the use and benefit only of the Insured, and the Company will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceedings will be brought hereunder by anyone other than the Insured.

I.	VALUATION

1.	Money

Any loss of Money, or loss payable in Money, will be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the U.S. dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

2.	Securities

The Company will settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, will pay to the Insured the cost of replacing such securities, determined by their highest quoted market value at any time between the business day next preceding the discovery of the loss and the day that the loss is settled. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value will be determined by agreement or, at the option of the Insured, arbitration.

If the applicable coverage of this bond is subject to a Single Loss Deductible Amount or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Company under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

If, at the instance of the Company, the Insured or any customer of the Insured becomes principal upon any bonds, or gives any undertakings, required as a prerequisite to the reissuing or duplicating of any securities for the loss of which the Company is liable under this bond, the Company will become surety upon such bonds or undertakings without premium charge and will indemnify the Insured or such customer against any loss that the Insured or such customer may sustain by reason of having become principal upon any such bonds or having given any such undertakings. The amount of indemnity under this paragraph will not exceed the amount stated in ITEM 4 of the Declarations for the applicable Insuring Agreement.

3.	Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Company will be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other

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materials plus the cost of labor for the actual transcription or copying of data that have been furnished by the Insured in order to reproduce such books and other records.

4.	Property other than Money, Securities, Books of Account or Other Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, except damage covered under Insuring Agreement B.2. or B.3., the Company will not be liable for more than the actual cash value of such Property. The Company may, at its election, pay the actual cash value of, repair or replace such Property.

With respect to damage of Property covered under Insuring Agreement B.2., the Company will be liable for the full cost of repair or replacement of such Property, without deduction for depreciation.

Disagreement between the Company and the Insured as to the cash value, replacement value or as to the adequacy of repair or replacement will be resolved by agreement or, at the option of the Insured, arbitration.

J.	ASSIGNMENT

In the event of payment under this bond, the Insured or Investment Adviser will deliver, if so requested by the Company, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

K.	SUBROGATION

In the event of payment under this bond, the Company will be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment. If the rules of a Depository provide that the Insured will be assessed for a portion of any judgment (or agreed settlement) taken by the Company based upon the assignment set forth in Condition J. above and the Insured actually pays such assessment, the Company will reimburse the Insured for the amount of the assessment. However, such reimbursement will not exceed the amount of the loss payment by the Company.

L.	RECOVERIES

1.	All recoveries, whether effected by the Company or by the Insured will be applied, after first deducting the costs and expenses incurred in obtaining such recovery, in the following order of priority:

a.

first, to the Insured to reimburse the Insured for loss sustained that would have been paid under this bond but for the fact that such loss is in excess of the Single Loss Limit of Insurance, provided however, such loss does not include claim expense payments made by the Insured in excess of the Single Loss Limit of Insurance of Insuring Agreement G and such payments will not be deemed excess for purposes of establishing order of priority;

b.	second, to the Company in satisfaction of amounts paid or to be paid to the Insured in settlement of the Insured’s claim;

c.	third, to the Insured in satisfaction of any Single Loss Deductible Amount; and

d.	fourth, to the Insured in satisfaction of any loss not covered under this bond.

2.	Recovery on account of loss of securities as set forth in Condition I.2., or recovery from reinsurance or indemnity of the Company, will not be deemed a recovery as used herein.

In determining the amount of any loss covered under this bond, all Money received by the Insured from any source whatsoever in connection with any matter from which a loss has arisen, including payments and receipts of principal, interest, dividends, commission, and the like, received prior to a loss settlement under this bond, will be deducted from the amount actually paid out, advanced, withdrawn, taken or otherwise lost or stolen. The value of all property received by the Insured from any source whatever and

IVBB-16001 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 22 of 25

whenever received, in connection with any matter from which a loss has arisen, will be valued as of the date received and will likewise be deducted from the claimed loss.

M.	COOPERATION

Upon the Company’s request, and at reasonable times and places designated by the Company, the Insured will:

1.	submit to examination by the Company and subscribe to the same under oath;

2.	produce for the Company’s examination all pertinent records; and

3.	cooperate with the Company in all matters pertaining to the loss.

The Insured will execute all papers and render assistance to secure to the Company the rights and causes of action provided for herein.

The Insured will do nothing after discovery of loss to prejudice such rights or causes of action and must do everything reasonably necessary to secure those rights and causes of action.

N.	ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature that is a Forgery, or that it be obtained through trick, artifice, fraud or false pretenses, the alteration, Counterfeit, or signature must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

O.	LIMIT OF INSURANCE UNDER THIS BOND AND PRIOR INSURANCE

With respect to any Single Loss that is recoverable or recovered in whole or in part under any other bonds or policies issued by the Company to the Insured or to any predecessor in interest of the Insured and canceled or terminated or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Company under this bond and under such other bonds or policies will not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an insurer other than the Company and canceled, terminated or allowed to expire, the Company, with respect to any loss sustained prior to such cancelation, termination or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, will be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

P.	OTHER INSURANCE OR INDEMNITY

Coverage afforded hereunder applies only as excess over any valid and collectible insurance or indemnity obtained by:

1.	the Insured;

2.	anyone other than the Insured;

3.	a Transportation Company;

4.	another entity on whose premises the loss occurred or that employed the person causing the loss; or

5.	the messenger conveying the Property involved.

IVBB-16001 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 23 of 25

Q.	COVERED PROPERTY

This bond applies to loss of Property:

1.	that is owned by the Insured;

2.	that is held by the Insured in any capacity; or

3.	for which the Insured is responsible,

prior to or at the time of the occurrence of the loss. This bond is for the sole use and benefit of the Insured.

R.	CANCELATION, TERMINATION, CHANGE, OR MODIFICATION

1.	Cancelation

a.

This bond is canceled in its entirety immediately upon receipt by the Company of a Written notice from the Insured or an Investment Adviser of its desire to cancel this bond, provided the Insured or Investment Adviser has provided at least 60 days’ advance Written notice to the U.S. Securities and Exchange Commission (SEC). The Company will notify all other Insureds of the receipt of such a cancelation request from the Insured or Investment Adviser, however the cancelation will not be effective until 60 days after receipt of Written notice by all other Insureds.

b.	This bond is canceled in its entirety 60 days after the receipt by each Insured and the SEC, of a Written notice from the Company of its desire to cancel this bond.

c.

Coverage is canceled as to any Employee, or as to any partner, officer, or employee of any Electronic Data Processor 60 days after the receipt by the Insured and the SEC, of a written notice from the Company of its desire to cancel coverage under this bond as to such person.

2.	Termination

a.	This bond terminates in its entirety immediately upon the Expiration Date set forth in ITEM 2 of the Declarations.

b.	This bond terminates as to any Insured:

(1)	immediately upon the surrender of such Insured’s charter to any governmental authority; or

(2)	immediately upon the taking over of such Insured by a receiver or other liquidator or by any State or Federal official,

whichever occurs first.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured that is discovered after the effective date of such termination.

c.	Coverage terminates as to any Employee, or as to any partner, officer, or employee of any Electronic Data Processor:

(1)	as soon as any Director or Officer or Insured not in collusion with such person, learns of any dishonest or fraudulent employment related act, including Larceny or Embezzlement; or

(2)	60 days after any director or officer of the Insured not in collusion with such person, learns of any dishonest or fraudulent non-employment related act,

IVBB-16001 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 24 of 25

including	Larceny or Embezzlement, that resulted in a loss of Property in excess of $25,000,

either of which were committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement A, against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person.

However, termination of coverage as to any Employee as set forth in c.(1) and c.(2) of the preceding paragraph, will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

3.	Change or Modification

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No changes in or modification of this bond will be effective unless made by Written endorsement issued to form a part of this bond and including the signature of the Company’s Authorized Representative. When a bond covers only one Insured no change or modification that would adversely affect the rights of the Insured will be effective prior to 60 days after Written notification has been furnished to the SEC by the Insured, Investment Adviser or the Company. If more than one Insured is named under this bond, the Company will give Written notice to each Insured and to the SEC not less than 60 days prior to the effective date of any change or modification that would adversely affect the rights of such Insured.

S.	DISCOVERY PERIOD

At any time prior to the cancelation or termination of this bond in its entirety, whether by the Insured, an Investment Adviser, or the Company, the Insured or an Investment Adviser may give to the Company written notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such cancelation or termination and will pay an additional premium therefor.

Upon receipt of such notice from the Insured or an Investment Adviser, the Company will give its written consent thereto; provided, that such additional period of time terminates immediately:

1.

on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or

2.	upon any takeover of the Insured’s business by any state or federal official or agency, or by any receiver or liquidator acting or appointed for this purpose,

whichever occurs first, and without the necessity of the Company giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Company will refund on a pro-rata basis, any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any state or federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

The Company’s total liability for any loss discovered during such additional period of time is part of, and not in addition to, the Single Loss Limit of Insurance of the Bond Period that terminates immediately preceding the effective date of such additional period.

T.	HEADINGS

The titles of the various paragraphs of this bond and its endorsements are inserted solely for convenience or reference and are not to be deemed in any way to limit, expand or affect the provision to which they relate.

IVBB-16001 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 25 of 25

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ADD OR DELETE INSUREDS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following amendments are made to ITEM 1 of the Declarations:

1. The following entities are deleted from the list of Insureds:

2. The following entities are added to the list of Insureds:

Cohen & Steers Alternative Income Fund, Inc.

Cohen & Steers Institutional Realty Shares, Inc.

Cohen & Steers International Realty Fund, Inc.

Cohen & Steers Preferred Securities and Income Fund, Inc.

Cohen & Steers Global Realty Shares, Inc.

Cohen & Steers Real Estate Securities Fund, Inc.

Cohen & Steers Realty Shares, Inc.

Cohen & Steers Global Infrastructure Fund, Inc.

Cohen & Steers MLP & Energy Opportunity Fund, Inc.

Cohen & Steers Real Assets Fund, Inc.

Cohen & Steers Preferred Securities and Income SMA Shares, Inc.

Cohen & Steers Limited Duration Preferred and Income Fund, Inc.

Cohen & Steers Quality Income Realty Fund, Inc.

Cohen & Steers REIT and Preferred and Income Fund, Inc.

Cohen & Steers Select Preferred & Income Fund, Inc.

Cohen & Steers Infrastructure Fund, Inc.

Cohen & Steers Total Return Realty Fund, Inc.

Cohen & Steers Closed-End Opportunity Fund, Inc.

Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund

Cohen & Steers Japan Limited - Sub Advisor

Cohen & Steers Asia Limited - Sub Advisor

Cohen & Steers UK Limited - Sub Advisor

Cohen & Steers Ireland Limited - Sub Advisor

Cohen & Steers Securities, LLC - Distributor

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106841644

IVBB-19005 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 2

Cohen & Steers Low Duration Preferred and Income Fund, Inc.

Cohen & Steers Real Estate Opportunities and Income Fund

Cohen & Steers Singapore Private Limited

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVBB-19005 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 2 of 2

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to section II. INSURING AGREEMENTS, D. FORGERY OR ALTERATION:

Loss resulting from the Insured accepting, paying, or cashing any Negotiable Instrument or Withdrawal Order made or drawn on a customer’s account, which bears an unauthorized signature or an unauthorized endorsement, provided that the Insured has on file the signatures of all persons authorized to sign or endorse such Negotiable Instrument or Withdrawal Order.

2.	The following replaces section VI. CONDITIONS, N. ANTI-BUNDLING:

N.	ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature or endorsement which is a Forgery or which is unauthorized, or that it be obtained through trick, artifice, fraud, or false pretenses, such alteration, Counterfeit, signature, or endorsement must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company:  Travelers Casualty and Surety Company of America

Policy Number:  106841644

IVBB-19010 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

AMEND DISCOVERY AND CANCELATION OR TERMINATION CONDITIONS – SCHEDULED POSITIONS

ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following replaces section VI. CONDITIONS, B. DISCOVERY:

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when any individual holding the title or position set forth in the Schedule below, or employed in a department or division described in the Schedule below, first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when any individual holding the title or position set forth in the Schedule below, or employed in a department or division described in the Schedule below, receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

2.	The following replaces section VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE OR MODIFICATION, 2.c.:

c.	Coverage terminates as to any Employee; or as to any partner, officer, or employee of any Electronic Data Processor:

(1)

as soon as any individual holding the title or position set forth in the Schedule below, or employed in a department or division described in the Schedule below, not in collusion with such person learns of any dishonest or fraudulent employment related act; or

(2)

60 days after any individual holding the title or position set forth in the Schedule below, or employed in a department or division described in the Schedule below, not in collusion with such person learns of any dishonest or fraudulent non-employment related act which resulted in a loss of Property in excess of $25,000, either of which were committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement A, against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person.

However, termination of coverage as to any Employee as set forth in (1) and (2) of the preceding paragraph will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

Schedule

CFO, General Counsel, Risk Manager or any functional equivalent

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106841644

IVBB-19016 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 1 of 2

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVBB-19016 Ed. 01-16 © 2016 The Travelers Indemnity Company. All rights reserved.	Page 2 of 2

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUTOMATIC INCREASE IN INSURING AGREEMENT A.1. SINGLE LOSS LIMIT OF INSURANCE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to section VI. CONDITIONS, E. SINGLE LOSS LIMIT OF INSURANCE:

Notwithstanding the previous paragraph, if the Insured, while this bond is in force, requires an increase in the limit of Insuring Agreement A.1. in order to comply with SEC Regulation 17g-1, as a result of:

1.	an increase in assets under management by current Insureds under the bond, per the terms of section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH; or

2.	an increase in assets under management due to the addition of new investment companies per the terms of section III. GENERAL AGREEMENTS, B. CONSOLIDATION – MERGER – PURCHASE OR ACQUISTION OF ASSETS,

the Single Loss Limit of Insurance for Insuring Agreement A.1. will automatically be increased to comply with Regulation 17g-1 without the payment of additional premium, for the remainder of the Bond Period.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number: 106841644

IVBB-19044 Ed. 05-18 © 2018 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AMEND CONDITION F. DEDUCTIBLE – LOSS REPORTING THRESHOLD ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces the third paragraph of section VI. CONDITIONS, F. DEDUCTIBLE:

The Insured will, in the time and in the manner prescribed in this bond, give the Company notice of any loss of the kind covered by the terms of this bond that exceeds 50% of the Single Loss Deductible Amount applicable to such loss, whether or not the Company is liable therefor, and upon the request of the Company will file with it a brief statement giving the particulars concerning such loss.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number: 106841644

IVBB-10022 Ed. 11-18 © 2018 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

REPLACE CONFIDENTIAL INFORMATION EXCLUSION AND CLARIFY MEANING OF LOSS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following replaces V. EXCLUSIONS, W.:

W.

This bond does not cover loss resulting directly or indirectly from theft, disappearance, destruction, or disclosure of intangible property or confidential information, including trade secrets, customer lists, customer’s intellectual property, confidential processing methods, formulas, patents, computer programs, negatives, drawings, manuscripts, prints, and other records of a similar nature, whether such confidential information is owned by the Insured or an Investment Adviser or held by the Insured or Investment Adviser in any capacity including concurrently with another person, unless such theft, disappearance, destruction, or disclosure subsequently results in a direct loss that is otherwise covered under one or more Insuring Agreements of this bond.

2.	The following is added to VI. CONDITIONS, D. SINGLE LOSS:

As used in this bond, loss does not include expenses arising from a data security breach, including forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and Payment Card Industry Data Security Standards (if applicable), and expenses related to notifying affected individuals when the affected individuals’ personally identifiable financial or medical information was stolen, accessed, downloaded, or misappropriated while in the Insured’s care, custody, or control.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number: 106841644

IVBB-10024 Ed. 11-21 ©2021 The Travelers Indemnity Company. All rights reserved.	Page 1 of 1

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

GLOBAL COVERAGE COMPLIANCE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to section IV. DEFINITIONS:

Financial Interest means the first named Insured’s insurable interest in an Insured that is domiciled in a country or jurisdiction in which the Company is not licensed to provide this insurance, as a result of the first named Insured’s:

1.

ownership of the majority of the outstanding securities or voting rights of the Insured representing the present right to elect, appoint, or exercise a majority control over such Insured’s board of directors, board of trustees, board of managers, natural person general partner, or functional foreign equivalent;

2.	indemnification of, or representation that it has an obligation to indemnify, the Insured for loss sustained by such Insured; or

3.	election or obligation to obtain insurance for such Insured.

2.	The following is added to section VI. CONDITIONS, M. COOPERATION:

In the event the Company indemnifies the first named Insured on account of its Financial Interest in an Insured, as a condition precedent to exercising rights under this bond, the first named Insured will cause such Insured to comply with the conditions of this bond.

3.	The following are added to section VI. CONDITIONS:

TERRITORY COVERED

1.	This bond does not apply to:

a.	loss sustained by an Insured domiciled; or

b.	loss of or damage to property located,

in any country or jurisdiction in which the Company is not licensed to provide this insurance, to the extent that providing this insurance would violate the laws or regulations of such country or jurisdiction.

2.

In the event an Insured sustains loss referenced in a. above to which this bond would have applied, the Company will reimburse the first named Insured for its loss, on account of its Financial Interest in such Insured.

SANCTIONS

This bond will provide coverage, or otherwise will provide any benefit, only to the extent that providing such coverage or benefit does not expose the Company or any of its affiliated or parent companies to any trade or economic sanction under any law or regulation of the United States of America or any other applicable trade or economic sanction, prohibition or restriction.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Bond Number: 106841644

IVBB-19038 Ed. 04-22	Page 1 of 1

© 2022 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK CANCELATION, TERMINATION, CHANGE, OR MODIFICATION ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following replaces VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION, 1.b.:

b.

If the bond has been in effect for 90 days or less, it may be canceled by the Company for any reason. Such cancelation will be effective 90 days after the Company mails a notice of cancelation to the first named Insured at the mailing address set forth in ITEM 1 of the Declarations, the SEC, and every other Insured.

If the bond has been in effect for more than 90 days or is a renewal, then cancelation may only be for one or more of the following reasons and will be effective 90 days after the notice of cancelation is mailed or delivered to the first named Insured at the mailing address set forth in ITEM 1 of the Declarations, the SEC, and to every other Insured:

(1)	nonpayment of premium or installment that is overdue, as well as any unpaid fees charged for installments, late payment or reinstatement;
(2)	conviction of the Insured of a crime arising out of acts increasing the hazard insured against;
(3)	discovery of fraud or material misrepresentation in the obtaining of this bond or in the presentation of a claim hereunder;
(4)

discovery after the inception date set forth in ITEM 2 of the Declarations of an act or omission, or a violation of any bond condition that substantially and materially increases the hazard insured against;

(5)

material change in the nature or extent of the risk, occurring after the Inception Date set forth in ITEM 2 of the Declarations, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond was issued or last renewed;

(6)

a determination by the superintendent that continuation of the present premium volume of the Company would jeopardize the Company’s solvency or be hazardous to the interests of the Company’s stockholders or creditors, or to the public;

(7)	a determination by the superintendent that continuation of the bond would violate, or would place the Company in violation of, any provision of the New York State Insurance Law; or
(8)

where the Company has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the insured property will be destroyed by the Insured for the purpose of collecting the insurance proceeds, provided that:

(a)

a notice of cancelation on this ground informs the Insured in plain language that the Insured must act within 10 days if review by the Department of Financial Services of the State of New York of the ground for cancelation is desired; and

(b)	notice of cancelation on this ground is provided simultaneously by the Company to the Department of Financial Services of the State of New York.

2.	The following are added to VI. CONDITIONS, R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION:

4.	Nonrenewal

The Company will not be required to renew this bond upon its expiration. If the Company elects not to renew, the Company will provide the Insured set forth in ITEM 1 of the Declarations, the SEC, and every other Insured Written notice to that effect at least 60 days, but no more than 120 days, before the Expiration Date set forth in ITEM 2 of the Declarations. If such notice is given late, the bond will continue in effect for 60 days after such notice is received by the Insured.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number:106841644

IVBB-18023 Rev. 12-17	Page 1 of 2

© 2017 The Travelers Indemnity Company. All rights reserved.

5.	Renewal with Altered Terms:

Should this bond be renewed or replaced, but with a reduction of limits, reduced coverage, increased deductible, additional exclusions, or upon increased premiums in excess of 10% (exclusive of any premium increase as a result of experience rating), the Company must mail Written notice to the Insured shown in ITEM 1 of the Declarations at least 60 days but not more than 120 days before renewal or replacement. If such notice is given late, the renewal or replacement bond will be in effect with the same terms, conditions and rates as the terminated bond for 60 days after such notice is received by the Insured.

The Company may elect to simply notify the Insured that the bond will either not be renewed, or will be renewed with different terms, conditions or rates. In such event, the Company will inform each Insured and the SEC that a second notice will be sent at a later date specifying the Company’s exact intention. The notice will inform the parties that, in the meantime, coverage will continue at the same terms, conditions and rates as the expiring bond until the expiration date of the bond or 60 days after the second notice is received by the Insured, whichever is later.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVBB-18023 Rev. 12-17	Page 2 of 2

© 2017 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

NEW YORK INSURANCE MANDATORY REGULATION 209 ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1.	The following is added to section V. EXCLUSIONS, AA.:

However, this exclusion will not apply to loss caused by an Employee of an Insured located in New York who was convicted of a fraudulent or dishonest act prior to becoming employed by the Insured if the Insured made a determination to hire or retain such Employee utilizing the factors set out in Correction Law Article 23-A. Nevertheless, this exclusion will apply to an Employee, or loss caused by such Employee, for whom there is a bar to employment established by law and the Insured has hired or retained the Employee despite the bar.

2.	The following is added to section VI. CONDITIONS, R. CANCELATION OR TERMINATION, 2. Termination, c.:

Termination of coverage as to any Employee as set forth in c.(1) and c.(2) above will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

With respect to any Employee, upon the detection by any Insured that such Employee (hereafter “detected Employee”) has committed any dishonest or fraudulent acts or theft, the Insured must immediately remove the detected Employee from a position that may enable the detected Employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent acts or theft. The Insured, within 48 hours of such detection, must notify the Company with full and complete particulars of the detected dishonest or fraudulent acts or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory Employee of any Insured, who is not in collusion with the detected Employee, becomes aware that the detected Employee has committed any dishonest or fraudulent acts or theft.

Coverage under this bond with respect to such Employee will terminate upon written notice to each Insured and to the Securities and Exchange Commission from the Company of not less than 60 days prior to the effective date of termination specified in such notice.

Termination of coverage as to any Employee of an Insured located in New York as set forth in c.(1) and c.(2) above will also not apply to any such Employee if: (a) the dishonest act was committed by that Employee prior to becoming employed by the Insured, (b) the dishonest act resulted in a conviction of that Employee; and (c) the Insured made a determination to hire or retain the Employee utilizing the factors set out in Correction Law Article 23-A. However, such termination of coverage will apply to an Employee, or loss caused by such Employee, for whom there is a bar to employment established by law and the Insured has hired or retained the Employee despite the bar.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number:106841644

IVBB-17022 Rev. 10-19	Page 1 of 1

© 2019 The Travelers Indemnity Company. All rights reserved.

Dear Policyholder,

Thank you for choosing Zurich for your Financial Line’s needs(s). We truly appreciate your business and welcome the opportunity to work with you.

We wanted to inform you that under the terms of this transaction you are entitled to online services and resources that are designed just for Financial Lines customers. These resources are available at no additional cost to you and include loss mitigation tips and techniques, industry-related articles and more. Here are just some examples of what is available to you:

Zurich North America 1299 American Way Schaumburg, IL 60196

•  Litigation Management – LMG can help optimize claim outcomes by verifying that defense cases are staffed appropriately, and dollars are spent wisely, as well as provide a variety of other services. More information can be found on the Claims Litigation Management webpage.

•  Thought leadership materials – dedicated to your top-of-mind needs, including timely webinars and engaging white papers, even specific to your industry segments. Recent news and insights can be found on the Management Liability Insights webpage.

•  Security & Privacy readiness self-assessment – this exposure makes headlines daily. How ready is your organization for this fast-growing threat?

•  Strategic Risk Services and Enterprise Risk Management – on-line information source for related hot topics and ERM videos to minimize barriers to achieving expected business outcomes.

Additional resource links:

•  To learn more about Zurich’s management solutions, visit Management Liability Insurance | Zurich Insurance.

•  To learn more about Zurich’s Financial Institution Financial Lines offerings, visit Insurance for Financial Institutions | Zurich Insurance.

•  Operating in foreign countries? Your domestic Directors & Officers (D&O) Insurance may not provide all the protection your people need. Learn more about International Towers by Zurich.

Deliver for our customers when it matters most. At Zurich, that’s the promise we make every day. Thank you again for choosing Zurich North America.

Sincerely,

The Zurich North America Financial Lines Team

This is intended as a general description of certain types of risk engineering and risk management services available to qualified customers in the U.S. through The Zurich Services Corporation. The Zurich Services Corporation does not guarantee any particular outcome and there may be conditions on your premises or within your organization, which may not be apparent to us. You are in the best position to understand your business and your organization and to take steps to minimize risk, and we wish to assist you by providing the information and tools to help you assess your changing risk environment.

© 2024 Zurich American Insurance Company. All rights reserved.

U-GU-1327-A CW (05/24)

Disclosure Statement

It is our pleasure to present the enclosed policy to you

for presentation to your customer.

INSTRUCTION TO AGENT OR BROKER:

WE REQUIRE THAT YOU TRANSMIT THE ATTACHED/ENCLOSED DISCLOSURE STATEMENT TO THE CUSTOMER WITH THE POLICY.

Once again, thank you for your interest, and we look forward to meeting your needs and those of your customers.

U-GU-873-A CW (06/11)

Disclosure Statement

NOTICE OF DISCLOSURE FOR AGENT & BROKER COMPENSATION

If you want to learn more about the compensation Zurich pays agents and brokers visit:

https://www.zurichna.com/producercompensation

or call the following toll-free number: (866) 903-1192.

This Notice is provided on behalf of Zurich American Insurance Company and its underwriting subsidiaries.

U-GU-874-B CW (02/23)

Important Notice – In Witness Clause

In return for the payment of premium, and subject to the terms of this policy, coverage is provided as stated in this policy.

IN WITNESS WHEREOF, this Company has executed and attested these presents and, where required by law, has caused this policy to be countersigned by its duly Authorized Representative(s).

President	Corporate Secretary

QUESTIONS ABOUT YOUR INSURANCE? Your agent or broker is best equipped to provide information about your insurance. Should you require additional information or assistance in resolving a complaint, call or write to the following (please have your policy or claim number ready):

Zurich in North America

Customer Inquiry Center

1299 Zurich Way

Schaumburg, Illinois 60196-1056

1-800-382-2150 (Business Hours: 8am - 4pm [CT])

Email: info.source@zurichna.com

U-GU-319-F (01/09)

Advisory notice to policyholders regarding the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) regulations

No coverage is provided by this policyholder notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your declarations page for complete information on the coverages you are provided.

This notice provides information concerning possible impact on your insurance coverage due to directives issued by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

Please read this Notice carefully.

OFAC administers and enforces sanctions policy based on Presidential declarations of “national emergency”. OFAC has identified and listed numerous:

◾	Foreign agents;
◾	Front organizations;
◾	Terrorists;
◾	Terrorist organizations; and
◾	Narcotics traffickers;

as “Specially Designated Nationals and Blocked Persons.” This list can be located on the United States Treasury’s web site – http://www.treasury.gov/about/organizational-structure/offices/Pages/Office-of-Foreign-Assets-Control.aspx .

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC restrictions. When an insurance policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from OFAC. Other limitations on premiums and payments also apply.

Includes copyrighted material of Insurance Services Office, Inc., with its permission.

U-GU-1041-A (3/11)

New York Free Trade Zone Notice

NYFTZ Class: 2   Class Code: 13000

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

U-GU-1029-B NY (11/12)

Home Offices P.O. Box 1227 Baltimore, MD 21203	EXCESS BOND

☐	Fidelity and Deposit Company of Maryland
☒	Colonial American Casualty and Surety Company

(stock insurance company, herein called Underwriter)

Bond No. FIB-1871418-05

DECLARATIONS

ITEM 1.	Name of Insured: Cohen & Steers Capital Management, Inc.

Principal Address:	1166 Avenue of the Americas, 30th Floor
No. Street

New York NY 10036
City State

ITEM 2.	Bond Period: from 12:01 a.m. on 12/31/2024 to 12:01 a.m. on 12/31/2025 at the address of the Insured stated above.

(Month, Day, Year)	(Month, Day, Year)

ITEM 3.	The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be
$3,000,000

ITEM 4.	Schedule of Underlying Bonds:

a. Primary Bond
Underwriter	Bond No.	Limit	Deductible
Travelers Casualty and Surety Company of America	106841644	$25,000,000	$25,000

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto:

See Attached Rider/Endorsement Index

ITEM 6.	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) FIB 1871418-04 such termination or cancellation to be effective as of the time this bond becomes effective.

Countersigned by:
Authorized Representative

EXCESS BOND

In consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter, and to the Underlying Underwriter of the Underlying Bond, by the Insured in applying for this bond, and subject to the Declarations, terms, conditions, limitations and exclusions hereof, the Underwriter and the Insured agree:

1.	INSURING AGREEMENT

The Underwriter shall provide the Insured coverage, during the Bond Period set forth in Item 2. of the Declarations, excess of the Underlying Bond in Item 4. of the Declarations. Coverage hereunder shall apply only after all such Underlying Bond has been exhausted and shall then apply in conformance with the terms, conditions and limitations of the bond immediately underlying this bond, except as specifically set forth in the terms, conditions and limitations of this bond.

2.	DEFINITIONS

As used in this bond:

(a)	Insured means those organizations covered under the bond immediately underlying this bond.

(b)	Primary Bond means the bond scheduled in Item 4.a. of the Declarations.

(c)	Underlying Bond means all those bonds scheduled in Item 4. of the Declarations and any bonds replacing them.

3.	MAINTENANCE OF UNDERLYING BONDS

All of the Underlying Bonds scheduled in Item 4. of the Declarations shall be maintained during the Bond Period in full force and effect and affording coverage at least as broad as the Primary Bond, except for any reduction of the aggregate limit(s) of liability available under the Underlying Bond solely by reason of payment of loss thereunder. Failure to comply with the foregoing shall not invalidate this bond, but the Underwriter shall not be liable to a greater extent than if this condition had been complied with, providing that nothing in this provision shall be deemed to negate Section 11. of this bond.

In the event of any actual or alleged failure by the Insured to give notice or to exercise any extensions under any Underlying Bond, the Underwriter shall not be liable hereunder to a greater extent than it would have been in the absence of such actual or alleged failure.

4.	EXHAUSTION OF UNDERLYING LIMIT(S)

Upon the exhaustion of the limit(s) of liability of the Underlying Bond solely as the result of actual payment of loss thereunder by the applicable Underwriters, this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue to apply to losses as excess coverage over the amount of coverage remaining under such Underlying Bond. Upon the exhaustion of all the limit(s) of liability of such Underlying Bond solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the limit of liability of the Underwriter and to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

5.	AGGREGATE LIMIT OF LIABILITY

The amount set forth in Item 3. of the Declarations is the limit of liability of the Underwriter and shall be the maximum aggregate limit of liability of the Underwriter for the Bond Period.

6.	CLAIM PARTICIPATION

The Underwriter may, at its sole discretion, elect to participate in the investigation, settlement or defense of any claim brought by or against any Insured under this bond, even if the Underlying Bond has not been exhausted.

EXCESSBD EXCESS BOND DROP DOWN, FOLLOW FORM	Page 1 of 2

7.	SUBROGATION--RECOVERIES

In that this bond is excess coverage, the Insured’s and the Underwriter’s right of recovery against any person or entity may not be exclusively subrogated. Despite the foregoing, in the event of any payment under this bond, the Underwriter shall be subrogated to all the Insured’s rights of recovery against any person or organization, to the extent of such payment, and the Insured shall execute and deliver instruments and papers and do whatever else is necessary to secure such rights.

Any amounts recovered after payment of loss hereunder shall be apportioned in the inverse order of payment by the Underwriter and the underwriters of any Underlying Bond to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the ratio of respective recoveries.

8.	NOTICE

As soon as practicable, the Insured shall give the Underwriter notice:

(a)	in the event of the cancelation of any Underlying Bond;

(b)	of any loss or any situation that could give rise to a loss under any Underlying Bond;

(c)	of any alteration of any provisions of any Underlying Bond;

(d)	of any additional or return premiums charged or allowed in connection with any Underlying Bond.

9.	ALTERATION

No change in or modification of this bond shall be effective except when made by rider signed by an authorized representative of the Underwriter or any of its agents relating to this bond.

10.	BOND TERMINATION OR CANCELATION

This bond may be canceled by the Insured at any time by written notice or by surrender of this bond to the Underwriter. This bond may also be canceled by or on behalf of the Underwriter by delivery to the Insured or by mailing to the Insured, by registered, certified or other first class mail, at the address shown in Item 1. of the Declarations, written notice stating when, not less than sixty (60) days thereafter, the cancelation shall become effective.

The mailing of such notice as aforesaid shall be sufficient proof of notice and this bond shall terminate at the date and hour specified in such notice.

If the period of limitation relating to the giving of notice is prohibited or made void by any law controlling the construction thereof, such period shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

The Underwriter shall refund the unearned premium computed at customary short rates if the bond is terminated in its entirety by the Insured. Under any other circumstances, the refund shall be computed pro rata.

11.	TERMINATION OF UNDERLYING BOND

This bond shall terminate immediately upon the termination of any Underlying Bond scheduled in Item 4. of the Declarations, whether by the Insured or the applicable Underlying Underwriters. Notice of cancelation or nonrenewal of any one of the aforementioned bonds duly given by any aforementioned Underlying Underwriter, shall serve as notice of the cancelation or nonrenewal of this bond by the Underwriter.

EXCESSBD EXCESS BOND DROP DOWN, FOLLOW FORM	Page 2 of 2

Rider/Endorsement Index

Policy/Bond No.	Eff. Date of Policy/Bond	Exp. Date of Policy/Bond	Eff. Date of Endorsement/Ride	Add’l Prem.	Return Prem.
FIB 1871418-05	12/31/2024	12/31/2025	12/31/2024	----	----

Policyholder/Name of Insured:  Cohen & Steers Capital Management, Inc.

Form Name	Form Number	Edition Date	Endorsement No.
Disclosure Statement	U-GU-873-A CW	06/11
Notice of Disclosure for Agent & Broker Compensation	U-GU-874-B CW	02/23
Important Notice – In Witness Clause	U-GU-319-F	01/09
Advisory Notice to Policyholder (OFAC)	U-GU-1041-A	03/11
Excess Bond Declaration	U-FIB-MAN-A CW
Exhaustion Underlying Limits Amended Endorsement	N-FIBM-1014N CW	01/15	01
Sanctions Exclusion Endorsement	U-GU-1191-A CW	03/15	02

U- FIB- 1022- B CW (10/08)
Includes copyrighted material of Insurance Services Office, Inc. with its permission.	Page 1 of 1
Includes copyrighted material of Surety & Fidelity Association of America, with its permission.

Endorsement # 01 Exhaustion of Underlying Limits Amended (Non-Follow Form All Sublimits)

Bond No.	Eff. Date of Bond	Exp. Date of Bond	Eff. Date of End.	Add’l Prem.	Return Prem.
FIB 1871418-05	12/31/2024	12/31/2025	12/31/2024	----	----

Insured: Cohen & Steers Capital Management, Inc.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

Excess Bond

It is agreed that:

The following Section.4. EXHAUSTION OF UNDERLYING LIMIT(S) is amended to include the following:

Any coverage under the Primary Bond that provides for a maximum Limit that is less than the Limit stated in Item 4. of the Declarations for such Underlying Bonds (“Sublimit”) shall not be provided coverage for payment of loss by this policy.

ALL OTHER TERMS AND CONDITIONS OF THIS EXCESS BOND APPLY AND SHALL REMAIN UNCHANGED.

N-FIBM-1014N CW (01/15)

Endorsement # 02 SANCTIONS EXCLUSION ENDORSEMENT

Policyholder:  Cohen & Steers Capital Management, Inc.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

The following exclusion is added to the policy to which it is attached and supersedes any existing sanctions language in the policy, whether included in an Exclusion Section or otherwise:

SANCTIONS EXCLUSION

Notwithstanding any other terms under this policy, we shall not provide coverage nor will we make any payments or provide any service or benefit to any insured, beneficiary, or third party who may have any rights under this policy to the extent that such cover, payment, service, benefit, or any business or activity of the insured would violate any applicable trade or economic sanctions law or regulation.

The term policy may be comprised of common policy terms and conditions, the declarations, notices, schedule, coverage parts, insuring agreement, application, enrollment form, and endorsements or riders, if any, for each coverage provided. Policy may also be referred to as contract or agreement.

We may be referred to as insurer, underwriter, we, us, and our, or as otherwise defined in the policy, and shall mean the company providing the coverage.

Insured may be referred to as policyholder, named insured, covered person, additional insured or claimant, or as otherwise defined in the policy, and shall mean the party, person or entity having defined rights under the policy.

These definitions may be found in various parts of the policy and any applicable riders or endorsements.

ALL OTHER TERMS AND CONDITIONS OF THIS POLICY REMAIN UNCHANGED

U-GU-1191-A CW (03/15)

Exhibit 2

FIDELITY BOND AGREEMENT

This Agreement is made as of this 10th day of December, 2024 by and among Cohen & Steers Capital Management, Inc. (the “Advisor”), Cohen & Steers Global Infrastructure Fund, Inc., Cohen & Steers Global Realty Shares, Inc., Cohen & Steers Institutional Realty Shares, Inc., Cohen & Steers International Realty Fund, Inc., Cohen & Steers Preferred Securities and Income Fund, Inc., Cohen & Steers Real Estate Securities Fund, Inc., Cohen & Steers Realty Shares, Inc., Cohen & Steers Real Assets Fund, Inc., Cohen & Steers Future of Energy Fund, Inc., Cohen & Steers Low Duration Preferred and Income Fund, Inc., Cohen & Steers Preferred Securities and Income SMA Shares, Inc., Cohen & Steers ETF Trust, Cohen & Steers Closed-End Opportunity Fund, Inc., Cohen & Steers Infrastructure Fund, Inc., Cohen & Steers Quality Income Realty Fund, Inc., Cohen & Steers REIT and Preferred and Income Fund, Inc., Cohen & Steers Select Preferred and Income Fund, Inc., Cohen & Steers Total Return Realty Fund, Inc., Cohen & Steers Limited Duration Preferred and Income Fund, Inc., Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund, and Cohen & Steers Real Estate Opportunities and Income Fund (collectively, the “Funds”).

W I T N E S S E T H:

WHEREAS, each of the Funds are a registered investment company under the Investment Company Act of 1940 (the “Act”); and

WHEREAS, the Advisor has agreed to provide certain administrative services to the Funds, including the purchase of a bond required by the Act and Rule 17g-1 promulgated thereunder pursuant to which the Funds and the Advisor are named insureds; and

WHEREAS, Rule 17g-1 requires that the named insureds under such a bond enter into an agreement with respect to certain matters.

NOW, THEREFORE, in consideration of the premises and the terms and provisions hereinafter set forth, the parties hereto agree as follows:

1.  Procurement of Bond. The Advisor agrees to procure a Bond on behalf of the Funds from a reputable fidelity insurance company, designating the Advisor and the Funds as named insureds (the “Bond”).

2.  Amount. The Bond shall be in the amount based upon the total assets of each Fund, which are equal to or in excess of the minimum coverage required for each Fund under Rule 17g-1 and federal statutes and regulations.

3.  Minimum Recovery. In the event recovery is received under the Bond as a result of a loss sustained by the Advisor or one or more of the Funds, each Fund shall receive an equitable and proportionate share of the recovery, which shall be at least equal to the amount that each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1).

4.  Term. The term of this Agreement shall be through December 31, 2025 and shall continue thereafter so long as the continuance is specifically approved annually by a majority of the independent directors of each Fund and a majority of the entire Board of Directors of each Fund.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

COHEN & STEERS CAPITAL MANAGEMENT, INC.

By:	/s/ Francis C. Poli
Francis C. Poli
EVP, General Counsel and Secretary

COHEN & STEERS GLOBAL INFRASTRUCTURE FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS GLOBAL REALTY SHARES, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS INSTITUTIONAL REALTY SHARES, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS INTERNATIONAL REALTY FUND, INC.

By:	/s/ Dana DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS PREFERRED SECURITIES AND INCOME FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS REAL ESTATE SECURITIES FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS REALTY SHARES, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS REAL ASSETS FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS FUTURE OF ENERGY FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS LOW DURATION PREFERRED AND INCOME FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS PREFERRED SECURITIES AND INCOME SMA SHARES, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS ETF TRUST

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS CLOSED-END OPPORTUNITY FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS INFRASTRUCTURE FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS QUALITY INCOME REALTY FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS REIT AND PREFERRED AND INCOME FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS SELECT PREFERRED AND INCOME FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS TOTAL RETURN REALTY FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS LIMITED DURATION PREFERRED AND INCOME FUND, INC.

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS TAX-ADVANTAGED PREFERRED SECURITIES AND INCOME FUND

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

COHEN & STEERS REAL ESTATE OPPORTUNITIES AND INCOME FUND

By:	/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Counsel

Exhibit 3

COHEN & STEERS GLOBAL INFRASTRUCTURE FUND, INC.

COHEN & STEERS GLOBAL REALTY SHARES, INC.

COHEN & STEERS INSTITUTIONAL REALTY SHARES, INC.

COHEN & STEERS INTERNATIONAL REALTY FUND, INC.

COHEN & STEERS PREFERRED SECURITIES AND INCOME FUND, INC.

COHEN & STEERS REAL ESTATE SECURITIES FUND, INC.

COHEN & STEERS REALTY SHARES, INC.

COHEN & STEERS REAL ASSETS FUND, INC.

COHEN & STEERS FUTURE OF ENERGY FUND, INC.

COHEN & STEERS LOW DURATION PREFERRED AND INCOME FUND, INC.

COHEN & STEERS PREFERRED SECURITIES AND INCOME SMA SHARES, INC.

COHEN & STEERS ETF TRUST

COHEN & STEERS CLOSED-END OPPORTUNITY FUND, INC.

COHEN & STEERS INFRASTRUCTURE FUND, INC.

COHEN & STEERS QUALITY INCOME REALTY FUND, INC.

COHEN & STEERS REIT AND PREFERRED AND INCOME FUND, INC.

COHEN & STEERS SELECT PREFERRED AND INCOME FUND, INC.

COHEN & STEERS TOTAL RETURN REALTY FUND, INC.

COHEN & STEERS LIMITED DURATION PREFERRED AND INCOME FUND, INC.

COHEN & STEERS TAX-ADVANTAGED PREFERRED SECURITIES AND INCOME FUND

COHEN & STEERS REAL ESTATE OPPORTUNITIES AND INCOME FUND

(collectively, the “Funds”)

Certificate of Secretary

The undersigned, being the duly elected Secretary of the above-referenced Funds, each a Fund organized under the laws of the State of Maryland, hereby certifies that the following are the true and complete resolutions approved by the Board of Directors at a meeting held on December 10, 2024, and that said resolutions have not been revoked or amended and are now in full force and effect.

RESOLVED, that it is the determination of the Board, including a majority of the Independent Directors, that the insured Fidelity Bond (the “Bond”) among the Funds written by Travelers Casualty and Surety Company of America in the amount of $25,000,000 and Zurich American Insurance Company in the amount of $3,000,000 insuring the Funds and the other parties named as insured parties under the Bond (the “Parties”) for covered acts or omissions of the Fund’s officers and employees, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount after having given due consideration to all relevant factors including, but not limited to, the value of the aggregate assets of the Funds to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Fund’s portfolio; and

Exhibit 3

RESOLVED, that the Board, including a majority of the Independent Directors, hereby approves the payment by each Fund of the portion of the extension premium for coverage under the Bond, as the case may be, in the amount described at this meeting, having given due consideration to all relevant factors including, but not limited to, the number of other Parties, the nature of the business activities of such other Parties, the amount of the relevant Bond, and the ratable allocation of the premium among all the relevant Parties; and

RESOLVED, that each of the appropriate officers of the Funds hereby is authorized to take such actions as may be required to amend the Bond to include in the coverage new funds advised, sub-advised or administered by CSCM or its affiliates, as of the date each is declared effective by the Securities and Exchange Commission (the “SEC”); and

RESOLVED, that each of the President, any Vice President, the Secretary, any Assistant Secretary and the Treasurer hereby is designated as the officer responsible for making all filings with the SEC and giving all notices on behalf of the Funds with respect to the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

RESOLVED, that the form, terms and conditions of the Fidelity Bond Agreement (each an “Agreement”) between and among the Funds and the relevant Parties, substantially in the form discussed at this meeting, hereby are adopted and approved, and that each of the President, any Vice President, the Secretary, any Assistant Secretary and the Treasurer hereby is authorized and directed to execute and deliver the Agreement on behalf of the Funds with such changes therein as such officer determines is necessary or desirable, the execution thereof to be conclusive evidence of such determination; and

RESOLVED, that the actions taken by the appropriate officer or officers in respect of the matters referred to in the preceding resolutions hereby are ratified, adopted, and confirmed in all respects.

IN WITNESS WHEREOF, the undersigned has executed this certificate as Secretary of the above mentioned Funds on this 28th day of February, 2025.

/s/ Dana A. DeVivo
Dana A. DeVivo
Secretary and Chief Legal Officer

Exhibit 4

2024-2025 Bonding Requirement

	Assets as of 6/30/24	Amount of Bond
Open-End Funds
Cohen & Steers Institutional Realty Shares, Inc.	$6,705,926,790	2,500,000
Cohen & Steers International Realty Fund, Inc.	$449,134,764	750,000
Cohen & Steers Preferred Securities and Income Fund, Inc.	$7,533,097,102	2,500,000
Cohen & Steers Global Realty Shares, Inc.	$1,778,496,867	1,500,000
Cohen & Steers Real Estate Securities Fund, Inc.	$7,339,480,443	2,500,000
Cohen & Steers Realty Shares, Inc.	$5,508,078,237	2,500,000
Cohen & Steers Global Infrastructure Fund, Inc.	$764,611,810	1,000,000
Cohen & Steers Future of Energy Fund, Inc.	$120,831,419	525,000
Cohen & Steers Real Assets Fund, Inc.*	$860,289,648	1,000,000
Cohen & Steers Low Duration Preferred and Income Fund, Inc.	$1,742,157,212	1,500,000
Cohen & Steers Preferred Securities and Income SMA Shares, Inc.	$381,205,272	750,000
		17,025,000
Closed-End Funds
Cohen & Steers Closed-End Opportunity Fund, Inc.	$320,339,784	750,000
Cohen & Steers Limited Duration Preferred and Income Fund, Inc.	Common: $619,875,230 Managed: $934,875,230	1,000,000
Cohen & Steers Quality Income Realty Fund, Inc.	Common: $1,677,014,396 Managed: $2,387,014,396	1,700,000
Cohen & Steers REIT and Preferred and Income Fund, Inc.	Common: $981,277,034 Managed: $1,431,277,034	1,250,000
Cohen & Steers Select Preferred & Income Fund, Inc.	Common: $252,915,788 Managed: $381,915,788	750,000
Cohen & Steers Infrastructure Fund, Inc.	Common: $2,184,832,431 Managed: $3,134,832,431	2,500,000
Cohen & Steers Total Return Realty Fund, Inc.	$304,927,953	750,000
Cohen & Steers Tax-Advantaged Preferred Securities and Income Fund	Common: $1,135,723,597 Managed: $1,737,438,879	1,500,000
Cohen & Steers Real Estate Opportunities and Income Fund	Common: $262,704,235 Managed: $403,704,235	750,000
		10,950,000
	Total	$27,975,000

Please note that the bond contains an endorsement which allows for “automatic increase in limits” as may be needed as a result of an increase in asset size or due to the addition of new Investment Companies. The increase will be automatic and without the payment of additional premiums for the remainder of the premium period.